June 3, 2010

Mr. Larry Spirgel, Assistant Director
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, DC 20549

Via EDGAR and Federal Express

RE:	SecureAlert, Inc. SEC File No. 000-23153
Preliminary Consent Solicitation on Schedule 14A
Filed May 14, 2010

Dear Ms. Murphy and Messrs. Spirgel and Zitko:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated June 2, 2010 (the “Comment Letter”), with regard to the above-referenced Preliminary Consent Solicitation on Schedule 14A (the “Schedule 14A”) filed by SecureAlert, Inc., a Utah corporation (the “Company” or “SecureAlert”), and contains the Company’s responses to the Staff’s comments.
For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.

General

1.
We note your response to comment one from our letter dated May 21, 2010 and the disclosure added to the first paragraph on page six indicating that the Company granted special voting rights and registration rights to the Series D Preferred Stock. Please revise to disclose that it was the board which committed the company to take such actions and that the board committed the company to increase the number of its authorized common shares to an amount at least one hundred ten percent (110%) of that necessary to effect conversion of all Series D then outstanding at a time when the company had an insufficient number of authorized but unissued common shares available.  Please revise to disclose whether the approval of common shareholders was obtained prior to committing the company in such manner.  Please revise to clarify that the special voting rights consisted of rights equivalent to sixty percent of the issued and outstanding common shares notwithstanding the number of common then actually outstanding.

Response

We have revised the Schedule 14A to include this information requested by the Staff in this comment.  See, page 6 of the Schedule 14A.  For your convenience, we note that as revised, the disclosure in the initial paragraphs at the top of page 6 of the Schedule 14A referenced in the above comment now reads as follows:

U.S. Securities and Exchange Commission
June 3, 2010

As part of this plan to deal with the uncertainty regarding the Company’s ability to continue to pursue its business objectives, and in order to lessen the Company’s cash burden and to raise additional capital, effective December 3, 2009, the Board of Directors acted to amend our Articles of Incorporation to authorize 50,000 shares of Series D Preferred Stock, and establish the designations, rights and preferences for the Series D Preferred Stock.  The Board of Directors instructed management to offer the new equity securities to the Company’s debt holders at the rate of one share of Series D Preferred Stock for each $1,000 in debt exchanged.  The Board of Directors also authorized the sale of the Series D Preferred Stock for $500 per share to investors willing to pay cash for the securities.  All offers were to be made only to accredited investors.  In order to give the new investors some assurance that the Company would be able to reserve a sufficient number of shares of Common Stock for conversion of the Series D Preferred Stock and to provide some potential for liquidity to those investors, particularly the debt holders who were giving up their right to repayment of principal and interest, the Company also granted special voting rights and registration rights to the Series D Preferred Stock, as described below.

As a further indication of the support that the Board of Directors and management of the Company have for this plan, most of the directors and a few of the executive officers of the Company who were also debt holders of the Company agreed to participate in the private placement of the Series D Preferred Stock and exchange their debt for equity on the same terms as those offered to the non-affiliated accredited investors in the offering.  The directors participating in the offering were our Chairman and Chief Executive Officer, David Derrick, as well as directors Robert Childers, James Dalton (who has since resigned from the Board of Directors), David Hanlon, and Larry Schafran.  In addition, a limited liability company, one of the members of which is our Chief Financial Officer, Chad Olsen, acquired shares in the offering by conversion of debt.  Mr. Olsen was not an executive officer of the Company at the time of that transaction.  The beneficial ownership of these affiliates is detailed in the table under “Security Ownership of Management” at pages 11 and 12, below.

The issuance of the Series D Preferred Stock and the potential conversion of these securities into Common Stock resulted in significant dilution of the equity ownership of the existing shareholders of the Company.  The Board of Directors considered this dilution and priced the new securities with the intention of bringing real value to the Company at or above the market price for the Company’s Common Stock when the new series of equity was approved by the Board of Directors.  In November 2009, when the Company began to offer the Series D Preferred Stock to its debt holders, the market price for the Company’s Common Stock was approximately $0.10 per share. At a price of $500 per share to the cash investors and based on a conversion rate of 6,000 shares of Common Stock for each share of Preferred Stock, the conversion “price” per share of Common Stock is approximately $0.08 per share, or an approximately 20 percent (20%) discount to the market.  The debt holders exchanged debt at a rate of $1,000 per share of Preferred Stock, with the conversion rate of 6,000 shares of Common Stock for each share of Preferred Stock.  This equates to a conversion “price” of approximately $0.16 per share, a premium to the market price of the Company’s Common Stock.  The Board of Directors felt that these prices represented reasonable terms for new capital and for reducing outstanding debt of the Company and that these prices had a reasonable relationship to the historic and anticipated value of the Company’s Common Stock in the market at the time of and following the offering.

The decision and action to designate the Series D Preferred Stock and to commit the Company to the issuance of the Series D Preferred Stock and to the conversion of such stock into Common Stock of the Company were undertaken by the Board of Directors, acting without additional authorization or approval of the shareholders of the Company, in reliance upon the Articles of Incorporation of the Company which specifically reserve to the Board of Directors the authority to designate series of Preferred Stock and the rights and preferences thereof. Under the Certificate, the Company is required to reserve a number of shares of Common Stock of the Company in an amount at least equal to one hundred ten percent (110%) of the number of shares necessary to effect the conversion of the Series D Preferred Stock.  At the time that the Board of Directors took this action there were not a sufficient number of authorized shares of Common Stock available under the Articles of Incorporation of the Company to reserve the full amount of shares of Common Stock in the event all 50,000 shares of Series D Preferred Stock were eventually issued and subsequently converted.  The Board of Directors therefore determined it would seek to increase the number of authorized shares of Common Stock and also granted special voting rights to the Series D Preferred Stock holders permitting them to vote on an as-converted basis on matters for which a vote of the Common Stock may be required and also granted special voting rights equivalent to 60 percent (60%) of the issued and outstanding shares of Common Stock, notwithstanding the number of shares of Common Stock actually outstanding, solely for purposes of approving an increase in the authorized capital stock of the Company or a reduction in the number of shares of Common Stock outstanding, as described below (the “Special 60% Voting Rights”).

U.S. Securities and Exchange Commission
June 3, 2010

Approval of the holders of the Common Stock of the Company was not obtained by the Board of Directors, prior to the Board of Directors’ authorizing the Series D Preferred Stock as a class and committing the Company to increase the total number of shares of Common Stock that would be necessary for full conversion of the Series D Preferred Stock.  At the time, the Board of Directors was of the opinion that pursuant to the terms of the Company’s existing Articles of Incorporation, and its powers to create new classes of preferred stock and to designate the rights and preferences of any such new classes (including voting rights), the Board of Directors did not need the prior approval of the holders of the Common Stock as a class to effect an increase of the Common Stock.

Nevertheless, and notwithstanding the Special 60% Voting Rights granted to the holders of the Series D Preferred Stock, the Board of Directors has determined to seek approval of the proposed Amendment described herein by the vote of holders of a majority of the issued and outstanding shares of the Common Stock voting as a class.  Therefore, shareholder approval of the Amendment will be effective upon receipt by us of affirmative consents representing a majority of the Company’s outstanding shares of Common Stock, voting as a separate class, Series D Preferred Stock, voting as a separate class, and Common Stock and Series D Preferred Stock, voting together on an as-converted basis.

The Board of Directors believes that obtaining approval of the Amendment by the holders of the Common Stock as a class will remove any doubts regarding the authority of the Board of Directors and its shareholders under applicable law to properly effect the Amendment.

Background of the Proposed Amendment, page four

2.
We note your response to comment four from our letter dated May 21, 2010 and the amended disclosure at the bottom of page three.  Please revise to disclose all plans, commitments, arrangements, understandings or agreements to convert senior debt or issue any additional Series D Preferred Stock, options or warrants.

Response

The Company interpreted comment four from the Staff’s letter dated May 21, 2010 to refer to future issuances of additional shares of the newly authorized Common Stock for which the solicitation is being made.  The disclosure in the revised Schedule 14A, at page four, includes the following language in response to this comment two of the Staff’s most recent letter to the Company, referencing in particular plans, etc., related to the future issuance of shares of Series D Preferred Stock or instruments convertible into such shares:

Thus, as of the Record Date, assuming full exercise of all outstanding options and warrants, and conversion of all senior convertible debt and outstanding Preferred Stock, the Company would have approximately 479,604,831 shares of Common Stock outstanding.  The Company may also continue to issue shares of the Series D Preferred Stock in connection with the private placement until all 50,000 shares of the authorized Series D Preferred Stock have been issued for debt or cash on the same terms as the shares issued through the Record Date.  Other than the possible completion of the private offering of the Series D Preferred Stock, of which there is no assurance given, there are no other plans, commitments, arrangements, understandings or agreements to convert senior debt or issue any additional shares of Series D Preferred Stock, options or warrants.

U.S. Securities and Exchange Commission
June 3, 2010

Securities Ownership of Certain Beneficial Owners and Management, page six

3.
We note your response to comment five from our letter dated May 21, 2010 that the board did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company or conferring control to a particular group of investors.  Rule 13d-5(b)(1) states in its entirety that:

“When two or more persons agree to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer owned by any such persons.”

As noted in our previous comment letters, holders of the Series D vote as a class holding the equivalent of sixty percent of the issued and outstanding common shares, regardless of the number of common shares then outstanding, and prior consent to increase the authorized capital of the company was obtained from each of the purchasers of the Series D.  As a result, it appears that such persons have acted as a group for the purpose of acquiring, holding, and voting the company’s securities and should be included as a group for purposes of the beneficial ownership table.  Please revise your beneficial ownership disclosure.

Response

The Company has, as requested by the Staff, “for purposes of the beneficial ownership table” in the Schedule 14A, revised the beneficial ownership disclosure in the Schedule 14A to include reference to the holders of the Series D Preferred Stock as a class in the table listing groups or individuals holding more than five percent of any of the Company’s securities.  We note that these holders disclaim ownership of any securities of any class owned by any other holder of the Series D Preferred Stock. No purchaser of Series D Preferred Stock by virtue of such purchase acquired any right to vote or to dispose of any securities owned by any other purchaser.

Supplementally, the Company notes that given the facts surrounding the designation of the Series D Preferred Stock and the investment decisions made by the debt holders who converted debt and the investors who purchased for cash to acquire Series D Preferred Stock, the Company respectfully disagrees with the proposition advanced by this comment of the Staff that the mere purchase by an investor of a class of preferred securities that includes as part of its rights and preferences limited special voting rights such as those granted to the holders of the Company’s Series D Preferred Stock, constitutes an “agreement” sufficient to trigger the status of a group referenced in Rule 13d-5(b)(1).  Furthermore, it is inaccurate to state that, “prior consent to increase the authorized capital of the company was obtained from each of the purchasers of the Series D.”  Only those investors purchasing or acquiring their shares of Series D Preferred Stock prior to the first closing on January 13 executed securities purchase or exchange agreements containing the consent language.

U.S. Securities and Exchange Commission
June 3, 2010

Regardless of whether or not such preferred holders may be viewed as a group of shareholders for purposes of Section 13(d) or 13(g) of the Exchange Act, the Company is neither relying upon, nor is it dependent upon, any such prior agreements of those holders, in order to effect the amendment of the Company’s Articles of Incorporation to increase the authorized shares of Common Stock.  The Company has decided to seek consents from three voting groups, including the holders of the Common Stock as a class, to approve the amendment.  As a consequence, any such “group” status among holders of the Series D Preferred Stock, even if such “group” status ever did exist, is immaterial to the consents the Company now seeks pursuant to the Schedule 14A.

Vote Required and Board Recommendation, page six

4.
We partially reissue comment six from our letter dated May 6, 2010.  We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding indebtedness owed to them.

Please revise in order to disclose whether (and, if so, how) the directors who participated in the private placement considered any possible conflicts of interest in approving each of:

•	the agreements associated with the private placement,

•	the pricing terms of securities placed, and

•	the form of consideration to be accepted by those converting outstanding indebtedness.

Response

The Company has revised the disclosure at page nine of the Schedule 14A under the heading “Interests of Directors and Officers in the Proposal” in response to this comment to read as follows:

INTERESTS OF DIRECTORS AND OFFICERS IN THE PROPOSAL

When you consider the recommendation of our Board of Directors that you give your consent and vote in favor of the Amendment, you should keep in mind that certain of our directors and officers have interests in the Amendment that are or may be different from, or in addition to, your interests as a shareholder. It is anticipated that after the approval of the Amendment, the current directors and officers will continue in their positions.

U.S. Securities and Exchange Commission
June 3, 2010

Our Chairman and Chief Executive Officer, David Derrick, as well as directors Robert Childers, James Dalton (who has since resigned from the Board of Directors), David Hanlon, and Larry Schafran participated in the private placement of the Series D Preferred Stock. In addition, a limited liability company, one of the members of which is our Chief Financial Officer, Chad Olsen, converted debt for shares of Series D Preferred Stock.  At the time of that transaction, Mr. Olsen was not an officer of the Company.  These officers and directors continued to own shares of the Series D Preferred Stock as of the Record Date (see also, “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters,” below).  If the Amendment is not approved, all holders of our Series D Preferred Stock, including those officers and directors, may be unable to convert all shares of Series D Preferred Stock they hold into Common Stock.  In addition, the warrants and options held by certain of these officers and directors, as indicated in the footnotes following the beneficial ownership tables on pages 11 and 12, may be worthless because these officers and directors would not be able to receive shares of Common Stock upon exercise of part or all of the warrants and options held by them. Accordingly, those officers, directors and the non-affiliated accredited investors who acquired shares of our Series D Preferred Stock prior to the date of this Consent Solicitation will benefit if the Amendment is approved because pursuant to the rights and preferences of the Series D Preferred Stock, each share thereof may be converted at the option of the holder into 6,000 shares of Common Stock. If the Amendment is approved and all of the outstanding shares of Series D Preferred Stock are thereafter converted into Common Stock, the current holders of the Series D Preferred Stock would own approximately 45 percent (45%) of the Company’s outstanding Common Stock.

In considering the participation of officers and directors of the Company in the private placement of the Series D Preferred Stock, and particularly in the case of the directors, the Board of Directors considered the potential for conflicts of interest created or arising in connection with the participation of these individuals.  The Board of Directors considered, among other factors, the fact that the amounts in which these individuals participated were in the aggregate a relatively small portion of the total offering amount and the fact that these investors all participated on terms identical to the terms offered to non-affiliated investors. In light of these factors, and those mentioned in the following sentences, the Board of Directors deemed the participation of these individuals to be in the best interests of the Company, both because their participation reduced the liabilities of the Company and because their participation on these terms also sent the message to non-affiliated investors that the directors were willing to sustain the Company in this matter.  The agreements executed by the directors and officers were the same as the agreements executed by non-affiliated investors. The pricing of the securities, including the rate of conversion of outstanding debt, was the same for the directors and affiliates as for non-affiliated investors.  The pricing of the Series D Preferred Stock (based on the conversion rate of 6,000 shares of Common Stock for one share of Preferred Stock) represented an acceptable discount to market for the cash investors ($0.08 per share of Common Stock compared to a market price of approximately $0.10 per share) and a premium to market for the conversion of debt (approximately $0.16 per share of Common Stock compared to the market price of $0.10 per share) at the time the series was authorized.  The form of consideration (conversion of debt or cash) was also treated the same for both insiders and non-affiliated investors.

In approving the issuances of shares of Series D Preferred Stock to other directors or officers of the Company (including the agreements associated with the private placement to such individuals, the terms of the pricing, and the form of consideration to be accepted), the interested director abstained from voting on such approval.  The Board of Directors determined that it would not be a conflict for these affiliated investors to participate on terms that did not provide any advantage or benefit not otherwise available to the non-affiliated investors. The Board of Directors further determined that the restructuring through the offer and sale of the Series D Preferred Stock was necessary in order to further the Company’s business interests.

On June 3, 2010, the Company filed a second revised preliminary Schedule 14A in response to the Staff’s comments in its letter dated June 2, 2010.  This response is filed by EDGAR.  Marked copies of the revised preliminary Schedule 14A are enclosed with hard copies of this letter, delivered to the Staff by overnight courier service.

U.S. Securities and Exchange Commission
June 3, 2010

The Company acknowledges in connection with the Company’s response herein and to the filings made as part of such response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any further questions or need further clarification.

Thank you.

Sincerely,
SECUREALERT, INC.

/s/ John L. Hastings, III
John L. Hastings, III
President